Rentokil Initial

Group Secretariat
Rentokil Initial plc
2 City Place
Beehive Ring Road
Gatwick Airport
West Sussex
RH6 0HA

Telephone +44 (0)1293 858 161
Fax +44 (0)1293 858 311

FILE NO: 82-34878

SUPPL

1 November 2009

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W. Washington, D.C. 205
USA

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to report
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement)	2. Nothing to report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to report
5. Changes affecting the Board of Directors.	5. Nothing to report
6. Releases to the London Stock Exchange.	6.1 Nothing to report
	6.2 Holdings in Company x 3

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441293 858 161.

Yours faithfully

pp [signature]

Alex Laan
Assistant Company Secretary

dlw 11/10

Rentokil Initial

Holding(s) in Company

RNS Number : 1002B
Rentokil Initial PLC
20 October 2009

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Rentokil Initial plc

2 Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights √

An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the notification obligation: Schroders plc

4. Full name of shareholder(s) (if different from 3.): As above

5. Date of the transaction and date on which the threshold is crossed or reached: 16.10.09

6. Date on which issuer notified: 19.10.09

7. Threshold(s) that is/are crossed or reached: 13% to 12%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
if possible using the ISIN CODE	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ordinary GB00B082RF11	247,804,972	236,472,811	246,559,095	N/a	235,226,934	N/a	12.96%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/a				

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta
N/a						

Total (A+B+C)

Number of voting rights	Percentage of voting rights
235,226,934	12.96%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Schroder Investment Management Limited 232,460,589 12.81%

Schroder & Co Limited	2,694,016	0.15%
Schroders (CI) Limited	72,329	0.004%

Proxy Voting:

10. Name of the proxy holder: N/a

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	The shares referred to in section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.
14. Contact name:	Paul Griffiths Company Secretary Rentokil Initial plc
15. Contact telephone number:	01293 858000

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLUROORKKRRUAA

Rentokil Initial

Holding(s) in Company

RNS Number : 5504B
Rentokil Initial PLC
28 October 2009

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Rentokil Initial plc

2 Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights	√
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation:	Invesco Limted
4. Full name of shareholder(s) (if different from 3.):	As above
5. Date of the transaction and date on which the threshold is crossed or reached:	23 October 2009
6. Date on which issuer notified:	26 October 2009
7. Threshold(s) that is/are crossed or reached:	9%, 5%, 4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
if possible using the ISIN CODE	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ordinary GB00B082RF11	180,932,303	180,932,303	-	-	90,418,270	-	4.98%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/a				

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta
N/a						

Total (A+B+C)

Number of voting rights	Percentage of voting rights
90,418,270	4.98%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Brown Brothers Harriman New Jersey 956,451

Bank of Irelan Dublin	4,401,067
Bank of New York	54,017,790
Banque Paribas	1,337,117
Bank of New York Frankfurt	121,142
Bank of New York Brussels	367,627
Bank of New York Singapore	342,338
Boston Safe Deposit	567,653
Chase Bank	1,121,190
JP Morgan Chase	6,319,016
Citibank New York	52,238
Morgan Stanley London	83,721
State Street Sydney	37,272
State Street Trust & Banking Co	19,950,000
Trust & Custody Services JP	49,354
Northern Trust Company London	500,000
Invesco PowerShares Capital Management	173,706
Invesco PowerShares Capital Management Ireland Ltd	20,588

Proxy Voting:

10. Name of the proxy holder: N/a

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information: Samantha Edwards at Invesco - 01491 416381

14. Contact name: Paul Griffiths

Company Secretary

Rentokil Initial plc

15. Contact telephone number: 01293 858000

END

HOLUWOBRKBRRUAA

Rentokil Initial

Holding(s) in Company

RNS Number : 6585B
Rentokil Initial PLC
30 October 2009

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Rentokil Initial plc

2 Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation:	Lloyds Banking Group plc
4. Full name of shareholder(s) (if different from 3.):	See Section 9
5. Date of the transaction and date on which the threshold is crossed or reached:	28 October 2009
6. Date on which issuer notified:	30 October 2009
7. Threshold(s) that is/are crossed or reached:	Direct/Indirect decrease to below 5%

8. Notified details:
A: Voting rights attached to shares

Class/type of shares	Situation previous to the triggering transaction	Resulting situation after the triggering transaction

if possible using the ISIN CODE	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ord. 1p ISIN GB00B082RF11	108,896,651	108,896,651	3,631,736	3,631,736	86,525,229	0.200%	4.768%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta
N/A						

Total (A+B+C)

Number of voting rights	Percentage of voting rights
90,156,965	4.968%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
75,336,335 shares (4.151%) are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds Banking Group plc (Indirect Interests).

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: Notification using the total voting rights figure of 1,814,831,011

14. Contact name: Paul Griffiths

15. Contact telephone number: 01293 858 160

END

HOLURUKRKVRRORA